



MARINEMAX
DELIVERING THE BOATING DREAM

Annual Report 2001

Company Profile

Fifty-three locations in the following states:

Arizona • California • Delaware • Florida • Georgia • Minnesota • Nevada • New Jersey • North Carolina • Ohio • South Carolina • Texas • Utah



With 53 locations in 13 states, and an unrelenting focus on enhancing the boating experience, MarineMax has become the world's largest boat retailer in just a few short years. MarineMax has demonstrated that boating is a great way to spend quality time with family and friends. Whether our customers want to fish, engage in water sports, or simply relax, we can help them get on the water—away from the stresses of everyday life. With premium brands, including Sea Ray, Boston Whaler, and Hatteras Yachts, and exclusive value-added services, such as dedicated delivery captains, classroom and in-water customer training, professionally organized Getaway cruises, and superb after-sale service, the MarineMax advantage is clear. Our highly trained Team Members are passionate about exceeding our customers' expectations and are a big part of why MarineMax is unmatched in *Delivering the Boating Dream* professionally, efficiently, and without hassle.

Selected Financial Highlights

(In thousands, except per share data)	**2001**	2000	1999
Revenue	**$504,071**	$550,654	$450,058
Gross profit	**$120,087**	$131,574	$111,655
Income from operations	**$ 27,353**	$ 39,054	$ 32,171
Income before tax provision	**$ 24,957**	$ 34,927	$ 30,131
Net income per share	**$ 1.01**	$ 1.41	$ 1.21



Number of Stores (1)


23
26
40
51
52
53
'96 '97 '98 '99 '00 '01

Revenue (1)
(in millions of dollars)


198
240
291
450
551
504
'96 '97 '98 '99 '00 '01

Average Revenue Per Store (1)
(in millions of dollars)


7.1
10.5
11.3
12.8
14.1
12.4
'96 '97 '98 '99 '00 '01

(1) Charts are based on calendar or fiscal years, as appropriate.

Overview

Fiscal 2001 was a challenging period for us as well as for the U.S. economy, corporate America, and holders of stocks and mutual funds. A weakening economy, precipitous stock market declines, declining consumer sentiment, adverse weather conditions, and the tragedy of September 11, created a challenging business climate.

Like most specialty retailers, we were not immune from this environment. We are proud, however, that we fared better than most, substantially outperforming the marine industry, which reportedly experienced more than 20 percent revenue declines.

MarineMax's final results in this environment: revenue of $504.1 million, net income of $15.3 million, and earnings per share of $1.01. Unfortunately our revenue declined by 8.5 percent and our earnings and earnings per share both declined by 28 percent, compared to fiscal 2000. We began fiscal 2001 with an infrastructure geared for better economic times. As the year progressed and it became apparent that the weakened economic conditions were continuing, we aggressively reduced our infrastructure, cutting costs in virtually all areas of our business.



"The best part of doing orientations is seeing how satisfied the customers are with their boat. With a variety of products out on the market, I ask them why they chose MarineMax, and they always say, 'It was the quality of the products and the programs you offer.' It makes me proud to be their #1 choice."

Captain Harry Beck, *Delivery Captain*



Although challenging, the year had many positives. Our revenue declined substantially less than that of the industry and our positive earnings contrasts with the losses experienced by many in the marine industry. This demonstrates that our business model of focusing on providing the best boating experience for our customers by offering the highest quality products, state-of-the-art facilities, and intensive customer service works during bad as well as good economic times. Increasingly positive results from our service, finance, and insurance activities helped to maintain healthy gross margins. The combination of $31 million in earnings before interest, taxes, depreciation, and amortization and minimal long-term debt enabled us to continue to strengthen our balance sheet. We increased our market share in most of our operating regions. Perhaps most importantly, we continued to enhance our team and information systems.

Our management has encountered other periods of economic adversity. In each case, delivering a superior boating experience, offering premium products, and maintaining a well-focused, trained team during difficult times has provided a platform for accelerated growth and enhanced revenue and income performance when conditions improve. We believe history will repeat itself.

Fiscal 2001 Highlights

The following highlights some of our more significant accomplishments in fiscal 2001:

- We strengthened our already strong balance sheet. Our working capital grew to over $47 million, yielding an industry leading current ratio of 1.38. Our capital now exceeds $127 million. We continue to maintain a



Enjoying the pleasures of boating.




pleasure


WHALER



Living the memories of a lifetime of boating.



memories





substantial amount of unleveraged properties which provides further financial security and strength.

- We acquired Associated Marine Technologies, Inc. (AMT), a full-service yacht repair facility on the east coast of Florida. AMT is one of the most respected and well-known yacht repair facilities. It has received numerous awards, including its recent distinction of "Clean Boatyard Award." AMT substantially improves MarineMax's ability to serve the needs of our customers and enhance our market position in the yacht industry.

- We strengthened our large yacht and brokerage management and sales team with the addition of several of the most prominent names in the industry. Coupled with our AMT acquisition, these personnel additions make MarineMax a more dominant force in yacht sales and brokerage.

- We are nearing completion of a new facility in Stuart, Florida. Stuart, which is a rapidly growing area, is becoming the home port for many larger yachts. This state-of-the-art facility will allow us to expand our presence in this important market.

- We completely renovated our Houston, Texas service facility and began construction on a new state-of-the-art retail facility. The service facility is currently the largest of its kind in the important and growing Texas market. The new store will further distinguish us from our competitors in Houston.

- We added marketing strength with the appointment of a Vice President of Marketing. This position will help us further expand our brand awareness, while ensuring that we are most effectively utilizing our marketing dollars.



"The business philosophies and team approach at MarineMax are in keeping with my personal management style. People are a great resource for MarineMax; it is a privilege to work in an organization with such a high level of professionalism."

Scott Miser, *Director of Yacht Services (founder of AMT)*

- From a technology standpoint, we strengthened our e-commerce team, which has resulted in an increase in retail sales and brokerage services to online customers. We continued to invest in new systems and technologies that enable us to manage our company more efficiently. Specifically, we have upgraded our customer relationship management (CRM) data warehouse and business intelligence systems. These changes will allow us to grow our customer base with targeted marketing and direct mail campaigns. The team is focused on enhancing our company website, **www.marinemax.com,** to include local and regional information, enriching the user's web-based research experience.

- Finally, we launched a company-wide initiative to ensure that each person, in each position, within our organization is as strong as possible with responsibilities that best match the person's skills.

Boating Lifestyle — Why We Succeed

We believe boating leads to a more balanced lifestyle and promotes family bonding. It seems that we have all taken time to reflect and reevaluate our priorities since the events of September 11. There has been an increased desire to spend time with family, friends, and loved ones. Boating is one of the few close-to-home recreations that truly helps to meet these needs. Boating fits into the developing desire of consumers to seek a recreation that keeps them near to home, family, and friends, while providing an escape from everyday stress and their hectic lifestyles.

The key to delivering a favorable boating experience is to make boating as easy and accessible as possible. Through our numerous offerings, MarineMax is able to help families get out on the water and experience the joys of boating firsthand. The experience begins with a visit to our stores, where our professional sales consultants assess customer needs and direct them to the appropriate range of boats. To ensure that our customers get the boat of their dreams, our Team can set up a convenient, no hassle sea trial. To quickly get our customers safely on the water, we offer them flexible financing, comprehensive insurance, extended service plans, and in-water deliveries that include a full tank of fuel and all necessary safety equipment. We also offer a full range of boaters' education seminars to ensure that our customers have the knowledge to fully enjoy the boating experience. These seminars include "Women on Water" to give women the knowledge and confidence necessary to pilot their boats and "Kids in Boating," which is designed to ensure children's safety and a fun-filled boating experience. Once underway, we also offer full-service facilities and, at many locations, mobile dockside service so we are there when we are needed most. Also available to our customers are MarineMax led events called Getaways. Getaways are professionally organized MarineMax trips that allow our customers the opportunity to take their boats to unique and exciting destinations in a group environment, providing them with the opportunity to increase their boating knowledge, meet other boaters, and have fun while doing so.



"At MarineMax, it is a joy to come to work everyday. It's like having an extended family."

Rachel Sinclair-Hollis, *Receptionist*

Navigating the Waters Ahead

Our goal is to continue to respond to ever changing market conditions while enhancing our business. We are poised for growth—internally and through acquisitions. Our strong balance sheet will enable us to capitalize on accretive opportunities that are aligned with our strategies. We are fortunate to have invested millions over the past several years to hire and train a team of professionals that is clearly head-and-shoulders above our competition. Our large investment in systems over the past few years enables us to receive, analyze, and react to information from all of our stores and departments on a real-time basis, allowing us to make decisions quickly based on performance and external factors. We have also made substantial investments in our facilities. In fact, our facilities stand above the competition in terms of design, size layout, and site location. Ultimately, our Team, our customer-focused strategy, our systems, and our facilities, coupled with the fact that we carry the strongest brands in the industry, combine to provide MarineMax with a significant competitive advantage,





Experiencing the excitement of boating.





excitement

especially in difficult times. We are confident that we will achieve our goal of gaining market share. We are also confident that we will emerge from these challenging times—stronger and more profitable than before.

Conclusion

We are very optimistic about our future. Our team members are well trained and focused. Our business is efficient. New stores are ready to open. Our new product opportunities are at their highest level. Interest rates are favorable and fuel prices are low. Wall Street is rediscovering high-potential, non-technology companies.



"Providing the customer with the total boating package is fantastic, I love watching the customer's eyes light up when I explain everything that MarineMax has to offer."

Wayne Holmok, *Sales Consultant*

HZO Listed NYSE

Bill McGill, *Chairman and Chief Executive Officer*



We cannot predict the economy and domestic or worldwide events. We can, however, predict that we will continue to emphasize customer support and satisfaction, growth through acquisitions, new store openings, new product offerings, and increased market share. As a result, we are confident that we will deliver solid earnings, maintain a strong balance sheet, and continue to outperform our industry.

In closing, to our customers and shareholders, thank you for your continued support and belief in MarineMax. To our team members, thank you for your hard work and dedication.

William H. McGill, Jr.
Chairman and Chief Executive Officer

Selected Financial Highlights

MarineMax, Inc. and Subsidiaries

(amounts in thousands except share and per share data)

The following table contains certain financial and operating data and is qualified by the more detailed consolidated financial statements and notes thereto included elsewhere in this Report. The balance sheet data as of September 30, 2001, 2000, 1999, 1998 and 1997 and the statements of operations data for the fiscal years ended September 30, 2001, 2000, 1999 and 1998, the nine months ended September 30, 1997 were derived from the consolidated financial statements and notes thereto that have been audited by Arthur Andersen LLP, independent certified public accountants. The statements of operations data for the nine months ended September 30, 1996 have been derived from the unaudited financial statements of our Company, which we believe have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of the selected financial data shown. The financial data shown below should be read in conjunction with the consolidated financial statements and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Report.

	Fiscal Year Ended September 30,				Nine Months Ended September 30,	
	2001	2000	1999	1998	1997	1996
STATEMENT OF OPERATIONS DATA:						
Revenue	**$504,071**	$550,654	$450,058	$291,182	$200,414	$156,611
Cost of sales	**383,984**	419,080	338,403	220,364	150,479	117,514
Gross profit	**120,087**	131,574	111,655	70,818	49,935	39,097
Selling, general, and administrative expenses	**92,734**	92,520	79,484	52,479	30,388	25,378
Non-recurring settlement[1]	—	—	—	15,000	—	—
Income from operations	**27,353**	39,054	32,171	3,339	19,547	13,719
Interest expense, net	**2,396**	4,127	2,040	2,212	1,806	1,453
Income before tax provision (benefit)	**24,957**	34,927	30,131	1,127	17,741	12,266
Tax provision (benefit)	**9,608**	13,534	11,978	1,705	596	661
Net income (loss)	**$ 15,349**	$ 21,393	$ 18,153	$ (577)	$ 17,146	$ 11,605
Net income (loss) per share:						
Diluted[2]	**$ 1.01**	$ 1.41	$ 1.21	$ (0.05)		
Weighted average number of shares:						
Diluted[2]	**15,238,719**	15,204,182	14,964,727	11,027,949		
OTHER DATA:						
Number of stores[3]	**53**	52	51	41	24	23
Sales per store[4]	**$ 12,382**	$ 14,056	$ 12,938	$ 11,269	$ 8,722	$ 7,027
Same-store sales growth[5]	**(9)%**	20%	18%	18%	28%	8%

	September 30,				
	2001	2000	1999	1998	1997
BALANCE SHEET DATA:					
Working capital	**$ 47,447**	$ 40,853	$ 28,353	$ 29,080	$ 23,556
Total assets	**264,490**	231,330	235,731	150,458	89,591
Long-term debt (including current portion)	**6,423**	6,280	7,520	3,692	7,414
Total stockholders' equity	**127,693**	112,340	90,234	66,335	23,298

(1) On March 12, 1998, we and Brunswick entered into a Settlement Agreement under which Brunswick agreed not to challenge the change in control provisions of the acquired companies dealership agreements and we agreed to pay Brunswick $15.0 million.

(2) We have elected to present historical per share data for the fiscal years ended September 30, 2001, 2000, 1999 and 1998 only, as the per share data for the other periods is not meaningful due to changes in the historical equity structure and compensation paid to stockholder employees.

(3) Includes only those stores open at period end.

(4) Includes only those stores open for the entire preceding 12- or nine-month period, respectively.

(5) New and acquired stores are included in the comparable base at the end of the store's thirteenth month of operations.

We are the largest recreational boat retailer in the United States with fiscal 2001 revenue exceeding $504 million. Through 53 retail locations in 13 states, we sell new and used recreational boats and related marine products, including engines, trailers, parts, and accessories. We also arrange related boat financing, insurance, and extended warranty contracts; provide boat repair and maintenance services; and offer yacht or boat brokerage services.

MarineMax was incorporated in January 1998. We have significantly expanded our operations through the acquisition of 16 recreational boat dealers, two boat brokerage operations, and one full-service yacht repair facility since our formation. As a part of our acquisition strategy, we frequently engage in discussions with various recreational boat dealers regarding their potential acquisition by us. Potential acquisition discussions frequently take place over a long period of time and involve difficult business integration and other issues, including in some cases, management succession and related matters. As a result of these and other factors, a number of potential acquisitions that from time to time appear likely to occur do not result in binding legal agreements and are not consummated.

During the fiscal year ended September 30, 2001, we completed the acquisition of one full-service yacht repair facility. We acquired the net assets, including the assumption of certain liabilities and related property and buildings, for approximately $5.6 million in cash, including acquisition costs. The acquisition was accounted for under the purchase method of accounting.

During the fiscal year ended September 30, 2000, we completed the acquisition of two recreational boat dealers. We acquired the net assets and assumed or retired certain liabilities, including the outstanding floor plan obligations related to new boat inventories, for approximately $4.8 million in cash, including acquisition costs. These acquisitions were accounted for under the purchase method of accounting.

During the fiscal year ended September 30, 1999, we completed the acquisition of three recreational boat dealers and one boat brokerage operation. We acquired the net assets and assumed or retired certain liabilities, including the outstanding floor plan obligations related to new boat inventories, for approximately $4.6 million in cash, including acquisition costs, 597,090 shares of our common stock, valued at approximately $6.2 million, and $3.5 million in promissory notes.

Each of the Acquired Companies historically operated with a calendar year-end, but adopted the September 30 year-end of MarineMax on or before the completion of its acquisition. The September 30 year-end more closely conforms to the natural business cycle of our Company. The following discussion should be read in conjunction with our consolidated financial statements, including the related notes thereto, appearing elsewhere in this report.

We derive our revenue from selling new and used recreational boats and related marine products; arranging third-party financing, insurance, and extended warranty products; providing boat repair and maintenance services; and offering boat and yacht brokerage services. Revenue from boat or related marine product sales, boat repair and maintenance services, and boat or yacht brokerage services is recognized at the time the product is delivered to the customer or the service is completed. Revenue earned by us for arranging financing, insurance, and extended warranty products is recognized at the later of customer acceptance of the service contract terms as evidenced by contract execution, or when the related boat sale is recognized.

Cost of sales generally includes the cost of the recreational boat or other marine product, plus any additional labor, parts or consumables used in providing maintenance, repair, and rigging services.

RESULTS OF OPERATIONS

The following table sets forth certain financial data as a percentage of revenue for the periods indicated:

	Fiscal Year Ended September 30,					
(amounts in thousands)	**2001**		2000		1999	
Revenue	**$504,071**	**100.0%**	$550,654	100.0%	$450,058	100.0%
Cost of sales	**383,984**	**76.2%**	419,080	76.1%	338,403	75.2%
Gross profit	**120,087**	**23.8%**	131,574	23.9%	111,655	24.8%
Selling, general, and administrative expenses	**92,734**	**18.4%**	92,520	16.8%	79,484	17.7%
Income from operations	**27,353**	**5.4%**	39,054	7.1%	32,171	7.2%
Interest expense, net	**2,396**	**0.4%**	4,127	0.8%	2,040	0.5%
Income before tax provision	**24,957**	**5.0%**	34,927	6.3%	30,131	6.7%
Income tax provision	**9,608**	**1.9%**	13,534	2.5%	11,978	2.6%
Net income	**$ 15,349**	**3.0%**	$ 21,393	3.9%	$ 18,153	4.0%

Fiscal Year Ended September 30, 2001 Compared to Fiscal Year Ended September 30, 2000

Revenue. Revenue decreased $46.6 million, or 8.5%, to $504.1 million for the fiscal year ended September 30, 2001, from $550.7 million for the fiscal year ended September 30, 2000. The decrease was attributable to a decline in the economic environment in the current year and adverse weather conditions in certain of our operating regions. These factors resulted in a 9% decline in same-store sales, or a revenue decrease of $49.8 million, partially offset by $3.2 million related to stores not eligible for inclusion in the comparable-store base.

Gross Profit. Gross profit decreased $11.5 million, or 8.7%, to $120.1 million for the fiscal year ended September 30, 2001 from $131.6 million for the fiscal year ended September 30, 2000. Gross profit margin as a percentage of revenue decreased from 23.9% to 23.8% from fiscal 2000 to 2001. The slight decrease in gross profit margin was attributable to an increase in the sale of larger products, which historically yield lower gross profits per unit and downward pressure on the sales price of our products due to the generally worse economic environment. The decrease in gross profit margin was partially offset by an increase in service and finance and insurance income. These products historically yield higher gross profits.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses increased approximately $200,000, or 0.2%, to $92.7 million for the fiscal year ended September 30, 2001 from $92.5 million for the fiscal year ended September 30, 2000. Selling, general, and administrative expenses as a percentage of revenue increased to 18.4% in fiscal 2001 from 16.8% in fiscal 2000. The increase in selling, general, and administrative expenses as a percentage of revenue is attributable to a weaker leveraging of the operating expense structure, due to the decrease in revenue. Additionally, while our service operations yield higher gross profits they also carry a higher selling, general, and administrative expense structure.

Interest Expense, Net. Interest expense, net decreased approximately $1.7 million, or 41.5%, to $2.4 million for the fiscal year ended September 30, 2001 from $4.1 million for the fiscal year ended September 30, 2000. Interest expense, net as a percentage of revenue, decreased to 0.4% in 2001 from 0.8% in 2000. The decrease in total interest charges was the result of a more favorable interest rate environment during the year ended September 2001 versus 2000 and changes in our product mix.

Income Tax Provision. Income taxes decreased $3.9 million, or 29.0%, to $9.6 million for the fiscal year ended September 30, 2001, from $13.5 million for the fiscal year ended September 30, 2000. Our effective income tax rate remained relatively constant at 38.5% in 2001 and 38.7% in 2000.

Fiscal Year Ended September 30, 2000 Compared with Fiscal Year Ended September 30, 1999

Revenue. Revenue increased $100.6 million, or 22.4%, to $550.7 million for the fiscal year ended September 30, 2000 from $450.1 million for the fiscal year ended September 30, 1999. Of this increase, $84.0 million was attributable to 20% growth in comparable store sales in 2000 and $16.6 million was attributable to stores not eligible for inclusion in the comparable-store base. The increase in comparable-store sales in fiscal 2000 resulted primarily from the continued training of employees through MarineMax University or MMU. MMU teaches our core retailing values, which focus among other things on customer service. We believe our training has resulted in an increased closing rate on sales and a more effective utilization of the prospective customer tracking feature of the integrated computer system. In addition, we have experienced an increase in larger boat sales, such as sport yacht and yachts.

Gross Profit. Gross profit increased $19.9 million, or 17.8%, to $131.6 million for the fiscal year ended September 30, 2000 from $111.7 million for the fiscal year ended September 30, 1999. Gross profit margin as a percentage of revenue decreased from 24.8% to 23.9% from fiscal 1999 to 2000. The decrease was due to an increase in our larger boat sales which historically result in lower gross profits. Excluding our larger boat sales, gross profit was up modestly.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses increased approximately $13.0 million, or 16.4%, to $92.5 million for the fiscal year ended September 30, 2000 from $79.5 million for the fiscal year ended September 30, 1999. Selling, general, and administrative expenses as a percentage of revenue decreased to 16.8% in fiscal 2000 from 17.7% in fiscal 1999. The decrease in selling, general, and administrative expenses as a percentage of revenue is attributable to our ability to better leverage our infrastructure, including leverage associated with an increase in our larger boat business.

Interest Expense, Net. Interest expense, net increased approximately $2.1 million, or 102.3%, to $4.1 million for the fiscal year ended September 30, 2000 from $2.0 million for the fiscal year ended September 30, 1999. Interest expense, net as a percentage of revenue increased to 0.8% in fiscal 2000 from 0.5% in fiscal 1999. The increase in total interest charges was the result of increased interest rates associated with our inventory financing facilities.

Income Tax Provision. Income taxes increased $1.5 million, or 13.0%, to $13.5 million for the fiscal year ended September 30, 2000, from $12.0 million for the fiscal year ended September 30, 1999. Our effective income tax rate decreased to 38.7% in 2000, from 39.8% in 1999. The decrease in the effective income tax rate is due the implementation of certain tax planning strategies during 2000.

QUARTERLY DATA AND SEASONALITY

The following table sets forth certain unaudited quarterly financial data for each of our last eight quarters. The information has been derived from unaudited financial statements that we believe reflect all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of such quarterly financial information.

The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

(amounts in thousands except share and per share data)	**September 30, 2001**	**June 30, 2001**	**March 31, 2001**	**December 31, 2000**	September 30, 2000	June 30, 2000	March 31, 2000	December 31, 1999
Revenue	**$110,376**	**$165,694**	**$143,224**	**$84,777**	$127,350	$174,546	$155,240	$93,517
Cost of sales	**79,525**	**127,301**	**112,718**	**64,440**	91,920	131,924	122,461	72,775
Gross profit	**30,851**	**38,393**	**30,506**	**20,337**	35,430	42,622	32,779	20,742
Selling, general, and administrative expenses	**22,501**	**24,390**	**24,776**	**21,067**	23,427	24,946	25,412	18,734
Income (loss) from operations	**8,350**	**14,003**	**5,730**	**(730)**	12,003	17,676	7,367	2,008
Interest expense (income), net	**796**	**732**	**579**	**289**	550	1,019	1,378	1,180
Income (loss) before tax provision	**7,554**	**13,271**	**5,151**	**(1,019)**	11,453	16,657	5,989	828
Tax provision (benefit)	**2,908**	**5,056**	**2,015**	**(371)**	4,466	6,350	2,367	351
Net income (loss)	**$ 4,646**	**$ 8,215**	**$ 3,136**	**$ (648)**	$ 6,987	$ 10,307	$ 3,622	$ 477
Net income (loss) per share:								
Diluted	**$ 0.30**	**$ 0.54**	**$ 0.21**	**$ (0.04)**	$ 0.46	$ 0.68	$ 0.24	$ 0.03
Weighted average number of shares:								
Diluted	**15,255,303**	**15,231,290**	**15,195,815**	**15,250,026**	15,221,780	15,218,620	15,192,732	15,180,211

In order to maintain consistency and comparability between periods, certain amounts have been reclassified from the previously reported financial statements to conform with the financial statements of the current period.

LIQUIDITY AND CAPITAL RESOURCES

Our cash needs are primarily for working capital to support operations, including new and used boat and related parts inventories, off-season liquidity, and growth through acquisitions and new store openings. These cash needs have historically been financed with cash from operations and borrowings under credit facilities. We depend upon dividends and other payments from our operating subsidiaries to fund our obligations and meet our cash needs. Currently, no agreements exist that restrict this flow of funds.

For the fiscal years ended September 30, 2001, 2000, and 1999, we generated cash flows from operating activities of approximately $9.6 million, $15.8 million, and $15.1 million, respectively. In addition to net income, cash provided by operating activities was due primarily to inventory management, including the management of inventory financing.

For the fiscal years ended September 30, 2001, 2000, and 1999, cash flows used in investing activities was approximately $14.4 million, $10.9 million, and $14.4 million, respectively. Cash used in investing activities was primarily attributable to cash used in business acquisitions, in addition to purchases of property and equipment associated with opening new or improving existing retail facilities.

For the fiscal year ended September 30, 2001 cash flows provided by financing activities approximated $2.2 million. For the fiscal years ended September 30, 2000 and 1999, cash flows used in financing activities approximated $0.6 million and $0.2 million, respectively. For the fiscal year ended September 30, 2001, cash flows provided by financing activities reflect the proceeds from borrowing on long-term debt, a mortgage, which was partially offset by the repayment of long-term debt. For the fiscal years ended September 30, 2000 and 1999 cash used in financing activities was primarily attributable to repayments on long-term debt.

At September 30, 2001, our indebtedness totaled approximately $106.6 million, of which approximately $8.6 million was associated with our real estate holdings and $98.0 million was associated with financing our inventory and working capital needs.

We maintain executed agreements for working capital borrowing facilities (the "Facilities") with four separate financial institutions providing for combined borrowing availability of $235 million at a weighted average interest rate equal to the one month London Interbank Offered Rate ("LIBOR") plus 165 basis points. Borrowings under the Facilities are pursuant to a borrowing base formula and are used primarily for working capital and financing our inventory. The Facilities have similar terms and mature on various dates ranging from December 2001 through December 2002.

We have obtained commitments from four separate financial institutions for a combined revolving credit facility (the "Combined Facility"). The Combined Facility will provide for a maximum borrowing availability of $220 million and will have a three-year term (with renewal provisions). The participants in the Combined Facility are the same lenders we have utilized historically. Interest will accrue at a rate equal to the one month LIBOR rate plus 175 to 260 basis points, which shall be determined in accordance with a Performance Pricing grid, as defined. The terms and conditions of the Combined Facility are substantially similar to the terms and conditions of the prior Facilities.

During the fiscal years ended September 30, 2001, 2000, and 1999 we completed the acquisition of seven marine retail operations. We acquired the net assets, related property and buildings and assumed or retired certain liabilities, including the outstanding floor plan obligations related to new boat inventories, for approximately $15.0 million in cash, including acquisition costs, 597,090 shares of our common stock, valued at approximately $6.2 million, and $3.5 million in promissory notes.

Except as specified in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in the attached consolidated financial statements, we have no material commitments for capital for the next 12 months. We believe that our existing capital resources will be sufficient to finance our operations for at least the next 12 months, except for possible significant acquisitions.

Consolidated Balance Sheets

MarineMax, Inc. and Subsidiaries

(amounts in thousands except share data)

	September 30, 2001	September 30, 2000
ASSETS		
Current Assets:		
Cash and cash equivalents	**$ 9,997**	$ 12,583
Accounts receivable, net	**12,614**	18,845
Inventories	**147,956**	115,036
Prepaids and other current assets	**1,686**	2,464
Total current assets	**172,253**	148,928
Property and equipment, net	**51,780**	42,207
Goodwill and other assets	**40,457**	40,195
Total assets	**$264,490**	$231,330
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	**$ 4,772**	$ 5,717
Customer deposits	**7,182**	15,918
Accrued expenses	**12,364**	13,568
Short-term borrowings	**98,000**	72,100
Current maturities of long-term debt	**2,217**	521
Current deferred tax liabilities	**271**	251
Total current liabilities	**124,806**	108,075
Other liabilities	**3,138**	3,798
Deferred tax liabilities	**2,430**	1,358
Long-term debt, net of current maturities	**6,423**	5,759
Commitments and Contingencies		
Stockholders' Equity		
Preferred stock, $.001 par value, 1,000,000 and 5,000,000 shares authorized, none issued or outstanding at September 30, 2001 and 2000, respectively	**—**	—
Common stock, $.001 par value; 24,000,000 and 40,000,000 shares authorized, 15,221,378 and 15,221,780 shares issued and outstanding at September 30, 2001 and 2000, respectively	**15**	15
Additional paid-in capital	**63,931**	63,572
Retained earnings	**64,091**	48,753
Treasury stock, at cost, 55,745 shares held at September 30, 2001	**(344)**	—
Total stockholders' equity	**127,693**	112,340
Total liabilities and stockholders' equity	**$264,490**	$231,330

The accompanying notes are an integral part of these consolidated balance sheets.

Consolidated Statements of Operations

MarineMax, Inc. and Subsidiaries

(amounts in thousands except share and per share data)

	For the Year Ended September 30, 2001	For the Year Ended September 30, 2000	For the Year Ended September 30, 1999
Revenue	**$504,071**	$550,654	$450,058
Cost of sales	**383,984**	419,080	338,403
Gross profit	**120,087**	131,574	111,655
Selling, general and administrative expenses	**92,734**	92,520	79,484
Income from operations	**27,353**	39,054	32,171
Interest expense, net	**2,396**	4,127	2,040
Income before income taxes	**24,957**	34,927	30,131
Income tax provision	**9,608**	13,534	11,978
Net income	**$ 15,349**	$ 21,393	$ 18,153
Basic and diluted net income per common share	**$ 1.01**	$ 1.41	$ 1.21
Weighted average number of common shares used in computing net income per common share:			
Basic	**15,220,322**	15,201,052	14,958,725
Diluted	**15,238,719**	15,204,182	14,964,727

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Stockholders' Equity

MarineMax, Inc. and Subsidiaries

(amounts in thousands except share data)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
	Shares	Amount				
BALANCE, September 30, 1998	14,600,428	$14	$57,114	$ 9,207	$ —	$ 66,335
Net income	—	—	—	18,153	—	18,153
Issuance of common stock	38,430	—	292	—	—	292
Issuance of common stock in exchange for businesses acquired	498,108	1	5,184	—	—	5,185
Issuance of stock warrants in exchange for business acquired	—	—	269	—	—	269
BALANCE, September 30, 1999	15,136,966	15	62,859	27,360	—	90,234
Net income	—	—	—	21,393	—	21,393
Issuance of common stock	84,814	—	713	—	—	713
BALANCE, September 30, 2000	15,221,780	15	63,572	48,753	—	112,340
Net income	—	—	—	15,349	—	15,349
Purchase of treasury stock	(81,413)	—	—	—	(501)	(501)
Issuance of treasury stock	25,668	—	5	(11)	157	151
Issuance of common stock	55,343	—	354	—	—	354
BALANCE, September 30, 2001	**15,221,378**	**$15**	**$63,931**	**$64,091**	**$(344)**	**$127,693**

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Cash Flows

MarineMax, Inc. and Subsidiaries

(amounts in thousands)

	For the Year Ended September 30, 2001	For the Year Ended September 30, 2000	For the Year Ended September 30, 1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	**$ 15,349**	$ 21,393	$ 18,153
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**3,984**	3,043	2,585
Deferred income tax provision	**1,092**	243	1,304
(Gain) loss on sale of property and equipment	**(30)**	(31)	98
Other	**144**	65	95
(Increase) decrease in—			
Accounts receivable, net	**6,231**	(4,003)	4,686
Inventories	**(32,879)**	30,132	(37,234)
Prepaids and other assets	**1,802**	(1,436)	(4,913)
Increase (decrease) in—			
Accounts payable	**(945)**	(9,100)	5,729
Customer deposits	**(8,821)**	5,046	715
Accrued expenses and other liabilities	**(2,194)**	3,793	5,984
Short-term borrowings	**25,900**	(33,341)	32,858
Settlement payable	**—**	—	(15,000)
Net cash provided by operating activities	**9,633**	15,804	15,060
CASH FLOWS FROM INVESTING ACTIVITIES:			
Cash used in business acquisitions, net of cash acquired	**(5,585)**	(4,544)	(4,318)
Purchases of property and equipment	**(8,940)**	(7,003)	(10,122)
Proceeds from sale of property and equipment	**86**	628	41
Net cash used in investing activities	**(14,439)**	(10,919)	(14,399)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Issuance of common stock	**361**	648	197
Borrowings on long-term debt	**3,186**	—	—
Repayments on long-term debt	**(826)**	(1,247)	(422)
Purchase of treasury stock	**(501)**	—	—
Net cash provided by (used in) financing activities	**2,220**	(599)	(225)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(2,586)**	4,286	436
CASH AND CASH EQUIVALENTS, beginning of period	**12,583**	8,297	7,861
CASH AND CASH EQUIVALENTS, end of period	**$ 9,997**	$ 12,583	$ 8,297
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Issuance of common stock and stock warrants in exchange for property and equipment and businesses acquired	**—**	—	$ 25,433
Assumption of debt (primarily inventory financing) in conjunction with the purchase of property and equipment and businesses acquired	**—**	$ 7,297	$ 23,729

The accompanying notes are an integral part of these consolidated statements.

Notes to Consolidated Financial Statements

MarineMax, Inc. and Subsidiaries

(amounts in thousands except share and per share data)

1. COMPANY BACKGROUND AND BASIS OF PRESENTATION:

MarineMax, Inc. (a Delaware corporation) was incorporated in January 1998 and is the largest boat retailer in the United States. MarineMax, Inc. and subsidiaries (MarineMax or the Company) engage primarily in the retail sale, brokerage and service of new and used boats, motors, trailers, marine parts and accessories. As of September 30, 2001, the Company operated through 53 retail locations in 13 states, consisting of Arizona, California, Delaware, Florida, Georgia, Minnesota, Nevada, New Jersey, North Carolina, Ohio, South Carolina, Texas and Utah.

MarineMax is the nation's largest retailer of Sea Ray, Boston Whaler and Hatteras Yachts. Brunswick Corporation (Brunswick) is the world's largest manufacturer of recreational boats, including Sea Ray and Boston Whaler. Sales of new Brunswick boats accounted for approximately 58%, 60% and 66% of the Company's revenue in fiscal 2001, 2000, and 1999, respectively. The Company represented approximately 9% of all Brunswick marine product sales during the same periods. The Company's applicable subsidiaries are party to a 10-year dealer agreement with Brunswick covering Sea Ray products and is the exclusive dealer of Sea Ray boats in its geographic market.

The Company's subsidiary, MarineMax Motor Yachts, Inc. (Motor Yachts), is party to a Dealership Agreement with Hatteras Yachts, a division of Genmar Industries, Inc. The agreement gives the Company the right to sell Hatteras Yachts throughout the state of Florida (excluding the Florida Panhandle) and the U.S. distribution rights for Hatteras products over 82 feet. Approximately 12%, 8%, and 2% of the Company's revenue during fiscal 2001, 2000, and 1999, respectively, was derived from the sale of new boats acquired from Hatteras.

The Company is party to dealer agreements with other manufacturers, each of which gives the Company the right to sell various makes and models of boats within a given geographic region.

In order to maintain consistency and comparability between periods presented, certain amounts have been reclassified from the previously reported consolidated financial statements to conform with the financial statement presentation of the current period. The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany transactions and accounts have been eliminated.

2. ACQUISITIONS:

The Company has significantly expanded its operations through the acquisition of 16 recreational boat dealers, two boat brokerage operations and one full-service yacht repair facility since its formation. As a part of the Company's acquisition strategy, it frequently engages in discussions with various recreational boat dealers regarding their potential acquisition by the Company. Potential acquisition discussions frequently take place over a long period of time and involve difficult business integration and other issues, including in some cases, management succession and related matters. As a result of these and other factors, a number of potential acquisitions that from time to time appear likely to occur do not result in binding legal agreements and are not consummated. The following are the acquisitions the Company has completed during the years ending September 30, 2001, 2000 and 1999.

On January 8, 2001, the Company acquired the net assets of Associated Marine Technologies, Inc. (Associated), including the assumption of certain liabilities and related property and buildings, for approximately $5.6 million in cash, including acquisition costs. Associated operates a full-service yacht repair facility neat Ft. Lauderdale, Florida. The acquisition has been accounted for under the purchase method of accounting, which resulted in the recognition of approximately $2.3 million in goodwill.

On April 18, 2000, the Company acquired the net assets of Clark's Landing at Greenbrook, Inc., Clark's Landing at Lake Hopatcong, Inc. and Clark's Landing at Dredge Harbor, Inc. (Clark's) for approximately $3.6 million of cash, including acquisition costs. The Company assumed or retired certain liabilities, including the outstanding floor plan obligations related to new boat inventories. The acquisition has been accounted for under the purchase method of accounting, which resulted in the recognition of approximately $4.4 million in goodwill.

On December 31, 1999, the Company acquired the net assets of Duce Marine, Inc. (Duce) for approximately $1.2 million of cash, including acquisition costs. The Company assumed certain liabilities, including the outstanding floor plan obligations related to new boat inventories. The acquisition has been accounted for under the purchase method of accounting, which resulted in the recognition of approximately $1.0 million in goodwill.

On July 27, 1999, the Company acquired the net assets of Hansen Marine, Inc. (Hansen) in exchange for approximately $0.2 million of cash, including acquisition costs. The acquisition has been accounted for under the purchase method of accounting, which resulted in the recognition of approximately $0.2 million in goodwill.

On April 5, 1999, the Company acquired the net assets of Suburban Boatworks, Inc. (Suburban) in exchange for approximately $1.0 million of cash, including acquisition costs, 121,090 shares of the Company's common stock, valued at approximately $1.4 million, a $0.5 million promissory note, with interest payable at LIBOR plus 125 basis points and the assumption of certain liabilities. The assumed liabilities include the outstanding floor plan obligations primarily related to financing Suburban's Sea Ray products. The acquisition has been accounted for under the purchase method of accounting, which resulted in the recognition of approximately $3.7 million in goodwill.

On March 9, 1999, the Company acquired the net assets of Merit Marine (Merit) in exchange for approximately $1.2 million of cash, including acquisition costs, 476,000 shares of the Company's common stock, valued at approximately $4.8 million, a $3 million promissory note, with interest payable at LIBOR plus 125 basis points and the assumption of certain liabilities. The assumed liabilities include the outstanding floor plan obligations primarily related to financing Merit Marine's Sea Ray products. The acquisition has been accounted for under the purchase method of accounting, which resulted in the recognition of approximately $9.2 million in goodwill.

On February 11, 1999, the Company acquired the net assets of Boating World (Boating World) in exchange for approximately $0.5 million of cash, including acquisition costs and warrants valued at approximately $0.3 million. The warrants provide the holder the right to buy 40,000 shares of the Company's common stock at $15.00 per share and were valued using a Black-Scholes model assuming a 10-year term, a 5.25% risk-free rate of return, a volatility factor of 44.7% and an expected dividend yield of 0%. The acquisition has been accounted for under the purchase method of accounting, which resulted in the recognition of approximately $0.7 million in goodwill.

On October 28, 1998, the Company acquired the net assets of Woods & Oviatt, Inc. (Woods & Oviatt), a prominent yacht brokerage operation, in exchange for approximately $1.7 million of cash, including acquisition costs. The acquisition has been accounted for under the purchase method of accounting, which resulted in the recognition of approximately $1.7 million in goodwill.

Associated, Clark's, Duce, Hansen, Suburban, Merit, Boating World and Woods & Oviatt (collectively, the Purchased Companies) have been reflected in the Company's consolidated financial statements subsequent to their respective acquisition dates. For purchase price allocation purposes, the Company's common stock issued in conjunction with the acquisition of the Purchased Companies has been valued at approximately the current market price on each of their respective measurement dates. The goodwill associated with the acquisition of the Purchased Companies represents the excess of the purchase price over the estimated fair value of the net assets acquired and has been amortized over 40 years on a straight-line basis (See Note 3).

The Company's unaudited pro forma consolidated results of operations assuming all significant acquisitions accounted for under the purchase method of accounting had occurred at the beginning of each period presented are as follows for the year ended September 30:

	1999
Revenue	$465,224
Net income	17,881
Basic and diluted earnings per share	$ 1.17

The fiscal 2001 and 2000 acquisitions were not significant to the Company's consolidated results of operations. Accordingly, pro forma results of operations, assuming the acquisitions had occurred at the beginning of the period, have been omitted.

The unaudited pro forma results of operations are presented for informational purposes only. The unaudited pro forma results of operations include an adjustment to record income taxes as if the significant acquisitions were taxed as C corporations from the beginning of the period presented until their respective acquisition dates. The unaudited pro forma results of operations do not include adjustments to remove certain private company expenses, which will not be incurred in future periods. The unaudited pro forma results of operations may not necessarily reflect the future results of operations of the Company or what the results of operations would have been had the Company owned and operated these businesses as of the beginning of each period presented.

3. SIGNIFICANT ACCOUNTING POLICIES:

Statements of Cash Flows

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

The Company made interest payments of approximately $2.4 million, $4.6 million and $2.7 million, for the years ended September 30, 2001, 2000 and 1999, respectively, including interest on debt which finances the Company's real estate holdings and new boat inventory, net of interest assistance provided by manufacturers. The Company made income tax payments of approximately $8.1 million, $13.1 million and $8.3 million, for the years ended September 30, 2001, 2000 and 1999, respectively.

Inventories

New and used boat inventories are stated at the lower of cost, determined on a specific-identification basis, or market. Parts and accessories are stated at the lower of cost, determined on the first-in, first-out basis, or market.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Useful lives for purposes of computing depreciation are as follows:

	Years
Buildings and improvements	5-40
Machinery and equipment	5-10
Furniture and fixtures	5-10
Vehicles	5

The cost of property and equipment sold or retired and the related accumulated depreciation are removed from the accounts at the time of disposition, and any resulting gain or loss is included in the consolidated statements of operations. Maintenance, repairs and minor replacements are charged to operations as incurred; major replacements and improvements are capitalized and amortized over their useful lives.

Goodwill and Other Assets

Goodwill and other assets consist primarily of the cost of acquired businesses in excess of the fair value of net assets acquired and other intangible assets. The cost in excess of the fair value of net assets is amortized over 40 years on a straight-line basis. The Company periodically evaluates the recoverability of goodwill and intangible assets

(amounts in thousands except share and per share data)

and takes into account events or circumstances that warrant revised estimates of useful lives or that indicate that an impairment exists. Goodwill amortization expense was approximately $1.0 million, $0.9 million and $0.4 million, for the years ended September 30, 2001, 2000 and 1999, respectively. Accumulated amortization of goodwill was approximately $2.6 million and $1.6 million at September 30, 2001 and 2000, respectively.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) 141, "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets." SFAS 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. It also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill. SFAS 142 will require that goodwill and certain intangibles no longer be amortized, but instead tested for impairment at least annually. SFAS 142 is required to be applied starting with fiscal years beginning after December 15, 2001, with early application permitted in certain circumstances. The Company plans to early adopt SFAS 142 in fiscal 2002 and does not expect any impairment of goodwill upon adoption.

Customer Deposits

Customer deposits primarily include amounts received from customers toward the purchase of boats. These deposits are recognized as revenue when the related boats are delivered to customers.

Revenue Recognition

Revenue from boat, motor and trailer sales and parts and service operations is recognized at the time the boat, motor, trailer or part is delivered to or accepted by the customer or service is completed. The Company recognizes commissions earned from a brokerage sale at the time the related brokerage transaction closes. Commissions earned by the Company for placing notes with financial institutions in connection with customer boat financing is recognized when the related boat sale is recognized. Marketing fees earned on credit life, accident and disability insurance products sold by third-party insurance companies are also recognized when the related boat sale is recognized. Pursuant to negotiated agreements with financial and insurance institutions, the Company is charged back for a portion of these fees should the customer terminate or default on the related finance or insurance contract before it is outstanding for a stipulated minimal period of time. The chargeback reserve, which was not material to the consolidated financial statements taken as a whole as of September 30, 2001 or 2000, is based on the Company's experience for repayments or defaults on the related finance or insurance contracts.

Commissions earned on extended warranty service contracts sold on behalf of third-party insurance companies are recognized at the later of customer acceptance of the service contract terms as evidenced by contract execution, or when the related boat sale is recognized. The Company is charged back for a portion of these commissions should the customer terminate or default on the service contract prior to its scheduled maturity. The chargeback reserve, which was not material to the consolidated financial statements taken as a whole as of September 30, 2001 or 2000, is based upon the Company's experience for repayments or defaults on the service contracts.

Advertising and Promotional Costs

Advertising and promotional costs are expensed as incurred and are included in selling, general and administrative expenses in the accompanying consolidated statements of operations. Total advertising and promotional expenses, net of related co-op assistance, approximated $4.9 million, $4.3 million and $5.3 million, for the years ended September 30, 2001, 2000 and 1999, respectively.

Supplier and Customer Concentration

Dealership Agreements

The Company has entered into dealership agreements with the Sea Ray division of Brunswick Corporation and with Boston Whaler, Inc., Mercury Marine and Baja Marine Corporation, all subsidiaries or divisions of Brunswick Corporation (collectively, Brunswick). Approximately 58% of the Company's revenue during fiscal 2001 was derived from the sale of new boats acquired from Brunswick. These agreements allow the Company to purchase, stock, sell and service boats and products of Brunswick. These agreements also allow the Company to use Brunswick's names, trade symbols and intellectual properties. The Company's applicable subsidiaries are party to a 10-year dealer agreement with Brunswick covering Sea Ray products, expiring beginning in 2008.

The Company has entered into a dealership agreement with Hatteras Yachts (Hatteras), a wholly owned subsidiary of Genmar Industries, Inc. Approximately 12% of the Company's revenue during fiscal 2001 was derived from the sale of new boats acquired from Hatteras. The agreement allows the Company to purchase, stock, sell and service boats and products of Hatteras. The agreement also allows the Company to use the Hatteras name, trade symbols and intellectual properties.

As is typical in the industry, the Company deals with manufacturers, other than the Sea Ray division of Brunswick, under renewable annual dealer agreements. Any change or termination of these arrangements for any reason including changes in competitive, regulatory, or marketing practices, could adversely affect the Company's results of operations. Although there are a limited number of manufacturers of the type of boats and products that the Company sells, the Company believes that other suppliers could provide similar boats and products on comparable terms. A change in suppliers, however, could cause a potential loss of revenue, which would affect operating results adversely.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable. Concentrations of credit risk with respect to cash and cash equivalents are limited primarily to financial institutions. Concentrations of credit risk arising from receivables are limited primarily to manufacturers and financial institutions.

New Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143). SFAS 143 establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. SFAS 143 is effective for financial statements relating to fiscal years beginning after June 15, 2002. Management does not expect SFAS 143 to have a material effect on the Company's financial statements.

In September 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). SFAS 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. Management does not expect SFAS 144 to have a material effect on the Company's financial statements.

Fair Value of Financial Instruments

The carrying amount of the Company's financial instruments approximates fair value due either to length of maturity or existence of interest rates that approximate prevailing market rates unless otherwise disclosed in these financial statements.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

4. ACCOUNTS RECEIVABLE:

Trade receivables consist of receivables from financial institutions, which provide funding for customer boat financing, and amounts due from financial institutions earned from arranging financing with the Company's customers. These receivables are normally collected within 30 days of the sale. Trade receivables also include amounts due from customers on the sale of boats, parts and service. Amounts due from manufacturers represent receivables for various manufacturer programs and parts and service work performed pursuant to the manufacturers' warranties. The accounts receivable balances consisted of the following as of September 30, 2001 and 2000:

	September 30, 2001	September 30, 2000
Trade receivables	**$ 7,543**	$ 10,417
Amounts due from manufacturers	**4,603**	7,956
Other receivables	**468**	472
	$12,614	$18,845

5. INVENTORIES:

Inventories consisted of the following as of September 30, 2001 and 2000:

	September 30, 2001	September 30, 2000
New boats, motors and trailers	**$123,731**	$ 96,079
Used boats, motors and trailers	**19,596**	13,556
Parts, accessories and other	**4,629**	5,401
	$147,956	$115,036

6. PROPERTY AND EQUIPMENT:

Property and equipment consisted of the following as of September 30, 2001 and 2000:

	September 30, 2001	September 30, 2000
Land	**$ 17,138**	$ 14,957
Buildings and improvements	**30,570**	21,649
Machinery and equipment	**8,498**	7,951
Furniture and fixtures	**6,350**	5,978
Vehicles	**2,878**	2,528
	65,434	53,063
Less—Accumulated depreciation and amortization	**(13,654)**	(10,856)
	$ 51,780	$ 42,207

During the year ended September 30, 2000, the Company entered into a contract to acquire undeveloped land, for $3.0 million, from a principal Officer and Director of the Company. The Company believes the terms of the transaction are consistent with those the Company could obtain from third parties. During the year ended September 30, 2001, the Company contracted with third-party developers to construct a retail sales facility on the acquired land.

7. SHORT-TERM BORROWINGS:

The Company has agreements for working capital borrowing facilities (the "Facilities") with four separate financial institutions providing for combined borrowing availability of $235 million at a weighted average interest rate equal to the one month London Interbank Offered Rate ("LIBOR") plus 165 basis points. Borrowings under the Facilities are pursuant to a borrowing base formula and are used primarily for working capital purposes. The Facilities require the Company to maintain certain financial covenants, including a tangible net worth ratio, among other restrictions. As of September 30, 2001, the Company was in compliance with all of its financial covenants. The Facilities have similar terms and mature on various dates ranging from December 2001 through December 2002.

(amounts in thousands except share and per share data)

Short-term borrowings as of September 30, 2001 and 2000 were approximately $98.0 million and $72.1 million, respectively. The additional available borrowings under the Facilities at September 30, 2001 was approximately $62.4 million. At September 30, 2001, the weighted average interest rate on the outstanding borrowings was 5.1%. Generally, the Company's short-term borrowings are collateralized by certain accounts receivable and inventories.

The Company has obtained commitments from four separate financial institutions for a combined revolving credit facility (the "Combined Facility"). The Combined Facility will provide for a maximum borrowing availability of $220 million and will have a three year term (with renewal provisions). The participants in the Combined Facility are the same lenders the Company has utilized historically. Interest will accrue at a rate equal to LIBOR plus 175 to 260 basis points, which shall be determined in accordance with a Performance Pricing grid, as defined. The terms and conditions of the Combined Facility are substantially similar to the terms and conditions of the prior Facilities.

The Company receives interest assistance directly from boat manufacturers, including Brunswick. The interest assistance programs vary by manufacturer and generally included periods of free financing or reduced interest rate programs. The interest assistance may be paid directly to the Company or the Company's lender depending on the arrangements the manufacturer has established. Discontinuance of these programs could result in a material increase in interest expense.

8. LONG-TERM DEBT:

Long-term debt consisted of the following as of September 30, 2001 and 2000:

	September 30, 2001	September 30, 2000
Various mortgage notes payable, due in monthly installments ranging from $3.5 to $42.3, bearing interest at rates ranging from 5.96% to 10.25%, maturing April 2002 through March 2011, collateralized by machinery and equipment	**$ 8,309**	$5,954
Various notes payable, due in monthly installments ranging from $1.0 to $2.2, bearing interest at rates ranging from 7.90% to 9.79%, maturing June 2006 through March 2010, collateralized by certain vehicles and machinery and equipment	**331**	326
	8,640	6,280
Less—Current maturities	**(2,217)**	(521)
	$ 6,423	$5,759

The aggregate maturities of long-term debt were as follows at September 30, 2001:

Year Ending September 30,	Amount
2002	$2,217
2003	596
2004	631
2005	682
2006	733
Thereafter	3,781
	$8,640

9. INCOME TAXES:

The components of the Company's provision for income taxes consisted of the following for the years ended September 30, 2001, 2000 and 1999.

	For the Year Ended September 30, 2001	For the Year Ended September 30, 2000	For the Year Ended September 30, 1999
Current Provision			
Federal	**$7,737**	$11,728	$ 8,884
State	**779**	1,563	1,790
Total current provision	**8,516**	13,291	10,674
Deferred provision			
Federal	**993**	219	1,147
State	**99**	24	157
Total deferred provision	**1,092**	243	1,304
Total income tax provision	**$9,608**	$13,534	$11,978

Below is a reconciliation of the statutory federal income tax rate to the Company's effective tax rate for the years ended September 30, 2001, 2000 and 1999:

	For the Year Ended September 30, 2001	For the Year Ended September 30, 2000	For the Year Ended September 30, 1999
Federal tax provision	**35.0%**	35.0%	35.0%
State tax provision, net of federal benefit	**3.0%**	3.4%	4.4%
Other	**0.5%**	0.4%	0.4%
Effective tax rate	**38.5%**	38.8%	39.8%

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax purposes. The components of deferred taxes are as follows:

	For the Year Ended September 30, 2001	For the Year Ended September 30, 2000
Current deferred tax assets (liabilities):		
Inventories	**$ (804)**	$ (428)
Accrued expenses	**472**	134
Other	**61**	43
Net current deferred tax liabilities	**$ (271)**	$ (251)
Long-term deferred tax assets (liabilities):		
Depreciation and amortization	**$(2,545)**	$(1,465)
Other	**115**	107
Net long-term deferred tax liabilities	**$(2,430)**	$(1,358)

As of September 30, 2001, the Company estimated that it is more likely than not that it will recognize the benefit of its deferred tax assets and, accordingly, no valuation allowance has been recorded.

10. STOCKHOLDERS' EQUITY:

In November 2000, the Company's Board of Directors approved a share repurchase plan allowing the Company to repurchase up to 300,000 shares of its common stock. Under the plan, the Company may buy back common stock from time to time in the open market or in privately negotiated blocks, dependent upon various factors, including price and availability of the shares, and general market conditions. As of September 30, 2001, an aggregate of 81,413 shares of common stock has been repurchased under the plan for an aggregate purchase of $0.5 million.

On February 27, 2001, the Company's stockholders authorized an amendment to the Company's certificate of incorporation to reduce the total number of authorized shares of stock from 45.0 million to 25.0 million, consisting of 24.0 million shares of common stock and 1.0 million shares of preferred stock, and authorized the Company's Board of Directors, without further action of stockholders, to increase the total number of shares of stock from the reduced amount to the amount of 45.0 million, consisting of 40.0 million shares of common stock and 5.0 million shares of preferred stock.

11. STOCK AND OPTION PLANS:

On April 5, 1998 and April 30, 1998, respectively, the Board of Directors adopted and the stockholders approved the following stock option plans:

1998 Incentive Stock Plan (the Incentive Stock Plan)—The Incentive Stock Plan provides for the grant of incentive and non-qualified stock options to acquire common stock of the Company, the direct grant of common stock, the grant of stock appreciation rights and the grant of other cash awards to key personnel, directors, consultants, independent contractors and others providing valuable services to the Company. A maximum of the lesser of 4,000,000 shares or 20% (as amended February 27, 2001) of the then outstanding shares of common stock of the Company may be issued under the Incentive Stock Plan. The Incentive Stock Plan terminates in April 2008, and options may be granted at any time during the life of the Incentive Stock Plan. The date on which options vest and the exercise prices of options are determined by the Board of Directors or the Plan Administrator.

The Incentive Stock Plan also includes an Automatic Grant Program providing for the automatic grant of options (Automatic Options) to non-employee directors of the Company.

Employee Stock Purchase Plan (the Stock Purchase Plan)—The Stock Purchase Plan provides for up to 500,000 shares of common stock to be issued, and is available to all regular employees of the Company who have completed at least one year of continuous service.

The Stock Purchase Plan provides for implementation of up to 10 annual offerings beginning on the first day of October in the years 1998 through 2007, with each offering terminating on September 30 of the following year. Each annual offering may be divided into two six-month offerings. For each offering, the purchase price per share will be the lower of (i) 85% of the closing price of the common stock on the first day of the offering or (ii) 85% of the closing price of the common stock on the last day of the offering. The purchase price is paid through periodic payroll deductions not to exceed 10% of the participant's earnings during each offering period. However, no participant may purchase more than $0.025 million worth of common stock annually.

The Company accounts for its stock-based compensation plans under Accounting Principles Board Opinion No. 25 (APB 25), under which no compensation cost has been recognized. SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) allows companies to continue following the accounting guidance of APB 25, but requires pro forma disclosure of net income and earnings per share for the effects on compensation expense had the accounting guidance of SFAS 123 been adopted. For SFAS 123 purposes, the fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

(amounts in thousands except share and per share data)

	For the Year Ended September 30, 2001	For the Year Ended September 30, 2000	For the Year Ended September 30, 1999
Risk-free interest rate	**4.4%**	6.3%	6.0%
Dividend yield	**0.0%**	0.0%	0.0%
Expected life	**7.6 years**	8.4 years	8.9 years
Volatility	**43.6%**	41.6%	44.9%

Using these assumptions, the fair value of the stock options granted as of September 30, 2001, 2000, and 1999, is approximately $7.4 million, $6.3 million, and $7.7 million, which would be amortized as compensation expense over the vesting period of the options. Had compensation cost been determined consistent with SFAS 123, utilizing the assumptions detailed above, the Company's net income and net income per share, as reported would have been the following pro forma amounts:

	For the Year Ended September 30, 2001	For the Year Ended September 30, 2000	For the Year Ended September 30, 1999
Net income:			
As reported	**$15,349**	$21,393	$18,153
Pro forma	**$13,163**	$20,474	$17,364
Diluted earnings per share:			
As reported	**$ 1.01**	$ 1.41	$ 1.21
Pro forma	**$ 0.86**	$ 1.35	$ 1.16

A summary of the status of the Company's stock option plans for the years ended September 30, 2001, 2000 and 1999:

	2001		2000		1999	
	Options	**Weighted-Average Exercise Price**	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding beginning of year	**2,273,539**	**$11.04**	1,579,944	$12.45	1,555,926	$12.45
Granted	**327,772**	**$ 8.71**	1,178,070	$ 9.65	217,030	$12.36
Forfeited	**(328,102)**	**$10.98**	(484,475)	$12.21	(193,012)	$12.34
Outstanding end of year	**2,273,209**	**$10.85**	2,273,539	$11.04	1,579,944	$12.45

The following table summarizes information about outstanding and exercisable stock options at September 30, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Plans	Options	Weighted-Average Remaining Contractual Life in Years	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
$ 7.00– 9.00	580,097	9.1	$ 8.05	6,669	$ 8.42
$ 9.01–11.00	478,603	7.8	$ 9.84	52,001	$ 9.99
$11.01–13.00	1,134,509	6.8	$12.49	278,564	$12.49
$13.01–15.00	80,000	6.7	$13.75	48,000	$13.75
	2,273,209	7.6	$10.85	385,234	$12.24

Generally, the options granted have a term of 10 years from the grant date and vest 20% per annum beginning at the end of year three.

12. NET INCOME PER SHARE:

The following is a reconciliation of the shares used in the denominator for calculating basic and diluted EPS for the years ended September 30, 2001, 2000 and 1999:

	For the Year Ended September 30, 2001	For the Year Ended September 30, 2000	For the Year Ended September 30, 1999
Weighted average common shares outstanding used in calculating basic earnings per share	**15,220,322**	15,201,052	14,958,725
Effect of dilutive options	**18,397**	3,130	6,002
Weighted average common and common equivalent shares used in calculating diluted earnings per share	**15,238,719**	15,204,182	14,964,727

Options to purchase 1,757,048, 1,803,320 and 1,509,944 shares of common stock were outstanding as of September 30, 2001, 2000 and 1999, respectively, but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the Company's common stock.

13. COMMITMENTS AND CONTINGENCIES:

Lease Commitments

The Company leases certain land, buildings, machinery, equipment and vehicles related to its dealerships under non-cancelable third-party operating leases. Rental payments, including month-to-month rentals, were approximately $6.2 million, $5.9 million and $4.8 million for the years ended September 30, 2001, 2000 and 1999, respectively. Rental payments to related parties under both cancelable and non-cancelable operating leases approximated $0.8 million, $1.1 million and $1.4 million for the years ended September 30, 2001, 2000 and 1999, respectively.

Future minimum lease payments under non-cancelable operating leases at September 30, 2001, were as follows:

Year Ending September 30,	Amount
2002	$ 5,284
2003	4,225
2004	3,015
2005	2,199
2006	1,967
Thereafter	3,768
Total	$20,458

Other Commitments

The Company is party to various legal actions arising in the ordinary course of business. The ultimate liability, if any, associated with these matters was not determinable at September 30, 2001. While it is not feasible to determine the outcome of these actions at this time, the Company does not believe that these matters will have a material adverse effect on the Company's consolidated financial condition, results of operations or cash flows.

The Company is subject to federal and state environmental regulations, including rules relating to air and water pollution and the storage and disposal of gasoline, oil, other chemicals and waste. The Company believes that it is in compliance with such regulations.

14. EMPLOYEE 401(K) PROFIT SHARING PLANS:

Effective January 1, 2001, the Company amended the MarineMax Inc. 401(k) Profit Sharing Plan (the Plan). Employees are eligible to participate in the Plan following their 90-day introductory period starting either April 1 or October 1, provided that they are 21 years of age. Under the Plan, the Company matches 50% of participants' contributions, subject to a maximum of 5% of each participants' compensation. The Company and its subsidiaries contributed, under the Plan, or pursuant to previous similar plans, amounts ranging from approximately $0.5 million to approximately $0.7 million for the years ended September 30, 2001, 2000 and 1999.

(amounts in thousands except share and per share data)

15. PREFERRED SHARE PURCHASE RIGHTS:

During September 2001, the Company adopted a Stockholders' Rights Plan that may have the effect of deterring, delaying, or preventing a change in control that might otherwise be in the best interests of the Company's stockholders. Under the Rights Plan, a dividend of one Preferred Share Purchase Right was issued for each share of common stock held by the stockholders of record as of the close of business on September 7, 2001. Each right entitles stockholders to purchase, at an exercise price of $50 per share, one-thousandth of a share of a newly created Series A Junior Participating Preferred Stock.

In general, subject to certain limited exceptions, the stock purchase rights become exercisable when a person or group acquires 15% or more of our common stock or a tender offer or exchange offer for 15% or more of the Company's common stock is announced or commenced. After any such event, other stockholders may purchase additional shares of our common stock at 50% of the then-current market price. The rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by our board of directors. The rights should not interfere with any merger or other business combination approved by the board of directors since the rights may be redeemed by the Company at $0.01 per stock purchase right at any time before any person or group acquires 15% or more of the outstanding common stock. The rights expire on August 28, 2011.

The Rights Plan adoption and Rights Distribution is a non-taxable event with no impact on the Company's financial results.

16. SUBSEQUENT EVENTS:

In October 2001, Brunswick signed a definitive agreement to acquire Hatteras Yachts, Inc. from Genmar Industries. In fiscal 2001, approximately 58% and 12% of the Company's revenue was derived from the sale of new boats manufactured from Brunswick and Hatteras Yachts, respectively. No other manufacturer accounted for a significant portion of the Company's revenue in fiscal 2001.

Report of Independent Certified Public Accountants

To MarineMax, Inc.:

We have audited the accompanying consolidated balance sheets of MarineMax, Inc. (a Delaware corporation) and subsidiaries as of September 30, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MarineMax, Inc. and subsidiaries as of September 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Tampa, Florida,
October 18, 2001

Our common stock has been traded on the New York Stock Exchange under the symbol HZO since our initial public offering on June 3, 1998 at $12.50 per share. The following table sets forth high and low sale prices of the common stock for each calendar quarter indicated as reported on the New York Stock Exchange.

	High	Low
1999		
First quarter	$12.75	$ 8.00
Second quarter	$12.13	$10.63
Third quarter	$12.00	$ 9.38
Fourth quarter	$ 9.81	$ 8.50

	High	Low
2000		
First quarter	$11.00	$9.25
Second quarter	$ 9.94	$7.00
Third quarter	$ 8.13	$6.75
Fourth quarter	$ 6.75	$4.88

	High	**Low**
2001		
First quarter	**$8.63**	**$5.63**
Second quarter	**$9.95**	**$7.30**
Third quarter	**$9.41**	**$6.00**
Fourth quarter (through December 13, 2001)	**$8.15**	**$6.31**

On December 13, 2001, the closing sale price of our common stock was $8.15 per share. On December 13, 2001, there were approximately 134 record holders and approximately 2,000 beneficial owners of our common stock.

Corporate Directory

CORPORATE INFORMATION

Corporate Headquarters
18167 U.S. 19 North
Suite 499
Clearwater, Florida 33764
Telephone: 727-531-1700
Facsimile: 727-524-3954

Listing
NYSE Symbol "HZO"

Annual Stockholders' Meeting
Tuesday, March 5, 2002
9:00 A.M.
Tampa Airport Marriott
Tampa International Airport
Tampa, Florida

Legal Counsel
Greenberg Traurig
A Professional Association
Phoenix, Arizona

Independent Certified Public Accountants
Arthur Andersen LLP
Tampa, Florida

Transfer Agent
American Stock Transfer & Trust Company
New York, New York

GENERAL INFORMATION

Stockholders can obtain annual and quarterly reports filed with the Securities and Exchange Commission along with other corporate information upon written request to Investor Relations at the Corporate Headquarters.

Visit our website for dealer locations, product information, Company background and current news: http://www.marinemax.com

Forward-Looking Statement

Certain statements in this annual report are forward-looking as defined in the Private Securities Litigation Reform Act of 1995. These statements involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of this report. These risks include the impact of seasonality and weather, general economic conditions and the level of consumer spending, the Company's ability to integrate acquisitions into existing operations and numerous other factors identified in the Company's Form 10-K and other filings with the Securities and Exchange Commission.


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BOARD OF DIRECTORS

1 **William H. McGill, Jr.**
Chairman of the Board and Chief Executive Officer

2 **Richard R. Bassett**
President

3 **Graham Stovall**
Senior Vice President

4 **Robert S. Kant, Esq.**
Principal Shareholder
Greenberg Traurig

5 **Stewart Turley**
Retired Chairman
Eckerd Corporation

6 **Dean S. Woodman**
Retired Managing Director
ING Baring

7 **Gerald Benstock**
Chairman and Chief Executive Officer
Superior Uniform Group, Inc.

8 **Robert D. Basham**
President and Chief Operating Officer
Outback Steakhouse, Inc.

EXECUTIVE OFFICERS

William H. McGill, Jr.
Chairman of the Board and Chief Executive Officer

Richard R. Bassett
President

9 **David L. Cochran**
Chief Operating Officer

10 **Michael H. McLamb**
Chief Financial Officer, Vice President, Treasurer and Secretary

Graham Stovall
Senior Vice President

MARINEMAX
DELIVERING THE BOATING DREAM







18167 U.S. Highway 19 North, Suite 499
Clearwater, FL 33764
(727) 531-1700 fax (727) 524-3954

HZO
Listed
NYSE
THE NEW YORK STOCK EXCHANGE

www.marinemax.com